EXCERPT FROM THE NEW BRUNSWICK ECONOMY 2003
                     A REPORT TO THE LEGISLATIVE ASSEMBLY

                           2002 STATISTICAL SUMMARY
                           BILAN STATISTIQUE DE 2002



                                                                                    % Change

                                                                                    2002/2001
                                                                                N.B.        Canada
                                                                                ----        ------
                                                                                    Ecart (en %)
                                                                                       entre
                                                                                    2002 et 2001
                                                                                N.-B.       Canada
                                                                                -----       -------
OUTPUT AND INCOME/PRODUCTION ET REVENUS
   GDP/PIB
         Current $ /En dollars courants                                          2.8          5.1
         Constant $ (1997)/En dollars constants de 1997                          1.8          3.4
   Personal Income/Revenu personnel                                              2.0          3.5
   Capital Formation/Formation de capital                                        8.9          3.3
   Exports (Jan.-Sept.)/Exportations (Jan.-Sept.)                               -5.0         -4.8
   Retail Trade (Jan.-Sept.)/Commerce de detail (Jan.-Sept.)                     4.2          6.3

POPULATION AND LABOUR FORCE/POPULATION ET POPULATION ACTIVE
   Total Population (July 1)/Population totale au 1er juillet                    0.1          1.0
   Labour Force (Jan.-Oct.)/Population active (Jan.-Oct.)                        2.4          2.6
   Employment (Jan.-Oct.)/Emploi (Jan.-Oct.)                                     3.2          2.0
   Unemployment (Jan.-Oct.)/Chomage (Jan.-Oct.)                                 -4.5         11.1
   Unemployment Rate (Jan.-Oct.)(%)/Taux de chomage (Jan.-Oct.)(%)              10.6          7.8
   Participation Rate (Jan.-Oct.)(%)/Taux d'activite (Jan.-Oct.)(%)             66.9         63.6

INDUSTRIAL/SECTEURS D'ACTIVITE
   Farm Cash Receipts (Jan.-Sept.)/
   Recettes monetaires agricoles (Jan.-Sept.)                                   5.8         -5.6
   Housing Starts (Jan.-Sept.)/Mises en chantier (Jan.-Sept.)                   0.3         27.0
   Manufacturing Shipments (Jan.-Sept.)/
   Livraisons de biens de fabrication (Jan.-Sept.)                             -0.6          0.6
   CPI (Jan.-Oct.)/IPC (Jan.-Oct.)                                              2.8          1.9
   Sawn Lumber Production (Jan.-Sept.)/
   Production de bois d'oeuvre (Jan.-Sept.)                                     0.7          2.1





OVERVIEW

o The North American economies rebounded in 2002 with the US experiencing real gross domestic product (GDP) growth in the 2.5% range and Canada at 3.4%, the strongest among the G7 countries. Strong consumer spending and a pick-up in business investment sparked the Canadian economy. In New Brunswick, economic growth of 1.8% was higher than previously anticipated due to more favourable economic indicators as the year progressed.

o The analysis contained in this report is based on year-to-date monthly indicators in many cases. Full-year data will be available for most indicators by March 2003.

o Increases in New Brunswick farm cash receipts and employment surpassed the national rates. Retail trade growth was stronger in 2002 as new auto sales turned around after declining the last two years. Capital investment increased and registered as the third highest on record and tourism revenues are expected to reach an all-time high. Population growth showed a slight increase of 0.1%.

o Lower commodity prices, especially for petroleum and paper products, influenced New Brunswick manufacturing shipments and exports. Consumer inflation was up due to higher prices for alcoholic beverages and tobacco, transportation and food.

o New Brunswick employment increased at a strong pace, reaching a record high. There were gains in both full-time and part-time jobs. With employment growth outpacing labour force growth, the unemployment rate fell to 10.6%. The participation rate continued to trend upward to 63.6%. Wages and salaries growth was 3.3%. The service sector fared better than the goods producing industries with respect to employment and wages and salaries.

o For 2003, economic growth in North America is expected to be slightly better and real GDP in New Brunswick is projected to increase by 2.8%. Capital investment is anticipated to be higher. The provincial unemployment rate will show a decrease due to stronger employment growth than that of the labour force. Consumer inflation is expected to be around 2%, comparable to the national average.

INTERNATIONAL ECONOMY MIXED IN 2002

                               [CHART OMITTED]

o The global economy began a recovery in late 2001; however, the breadth, pace and sustainability of that recovery varied among the major industrialized nations. The slowdown in 2001 was moderate by most historical standards and largely centred in the industrialized world. The combination of aggressive policy action by central bankers (especially following September 11th) made possible by the public sector fiscal progress in the 1990s, the absence of inflationary pressures, stability in financial markets and declines in world oil prices limited the downturn. According to the International Monetary Fund (IMF), global economic growth slowed from 4.7% in 2000 to 2.2% in 2001, and will post a modest rebound to 2.8% this year.

o Expansion in the G71 economies declined from 3.4% in 2000 to 0.6% in 2001 as the impact of the US recession was felt worldwide, and is expected to increase by only 1.4% in 2002. Canada and the US are the only G7 countries anticipated to report stronger growth than in the previous year. Japan's economy is expected to contract for the second consecutive year in 2002, with meaningful reform of its domestic financial markets seemingly not imminent. In continental Europe, a weak German domestic performance has stalled recovery in other countries.

o The US economy experienced recession during 2001, recording three consecutive quarters of negative growth. In 2002, the recovery has been sparked by consumers who took advantage of the 40-year low in the Federal Reserve's key interest rate, major tax cuts and a sharp increase in housing values to purchase new homes, luxury items and autos. However, employment growth has been non-existent during the past year and the unemployment rate rose to its highest level since the mid-1990s. Despite posting 4.0% annual growth in the third quarter as business investment provided some stimulus, which was noticeably absent in the last year, concerns are mounting that the economy will lose its impetus in the last quarter of 2002 and into next year. For the full year, economic growth is anticipated in the 2.5% range.

o While most economists are not predicting a second fall into recession, the Conference Board's US index of consumer confidence hit a nine-year low in September as consumers were hit by uncertain financial markets leading to declining equity wealth, rumblings of war with Iraq and deteriorating job opportunities. Equity holdings by US consumers are now valued at about $7 trillion less than in 2000. Consumer confidence at this level has traditionally been a precursor to a slowdown in activity. In early November 2002, the Federal Reserve lowered its key rate to 1.25% in an attempt to sustain consumer spending.

o The world economy in 2003 should post a much more balanced performance than in the previous two years but will not be as robust as anticipated earlier in 2002. The IMF now estimates global growth at 3.7%. All G7 countries are expected to report stronger economic growth, led by Canada. The strength of the US economy, currently anticipated at about 2.5%-3.0%, will have a lot to say about what happens globally. Possible downside risks to the US economy include the weakening contribution from the consumer sector, financial market problems that some perceive have bottomed out, war with Iraq, a stagnant job market and a deteriorating fiscal balance. Should all of these factors converge to substantially impact the US economic performance, world economic growth will be markedly weaker.




1 Comprised of the United States, Japan, Germany, France, Italy, United Kingdom and Canada.

CANADIAN ECONOMY REBOUNDS IN 2002

                               [CHART OMITTED]

o Following the global economic slowdown in 2001, the Canadian economy rebounded at a much quicker pace than anticipated. Economic growth averaged over 5.0% at annual rates in the first half of 2002, compared to a 1.5% annual increase in 2001. Strong consumer spending, especially on services, and a pick-up of business investment in machinery and equipment sparked the economy. Corporate profits continued to recover from the sharp declines of 2001, and the steady rise in employment served to increase labour income growth. For all of 2002, real economic growth at 3.4% is expected to be the strongest among the G7 countries.

o Employment increases were evident in most industries with 459,000 jobs created in the last 10 months. With labour force growth outpacing employment, the unemployment rate rose from the 7.2% annual rate of 2001 to 7.8% in January-October 2002.

o Among the key economic indicators, private and public investment was revised upward markedly as the year progressed, with the July estimate 4.0% higher than expected in February. Manufacturing shipments and exports began showing improvement in the latter half of the year following an especially weak first quarter. On the consumer side, retail sales, new auto sales and housing starts all reported much stronger performances than in 2001.

o The Bank of Canada acted preemptively during 2001 to stimulate the economy by dropping interest rates. To countermand inflation pressures from the accelerating economy in 2002, the Bank increased its overnight target rate in April, June and July by 0.25 percentage points each as consumer inflation crept into the upper portion of the Bank's 1%-3% inflation target. However, the Bank largely viewed these pressures as being either one-time events that would eventually dissipate, such as higher charges for electricity in some markets and for certain types of insurance, or external factors that do not have a major impact on the core inflation rate (excludes the most volatile components such as food, petroleum and the effects of indirect taxes). The Bank has confirmed that interest rates will continue to trend upward over the medium term, depending on developments in the world economic, financial and political situations.

o For 2003, factors impacting the rate of economic expansion in Canada include an uneven US economic performance, slow recoveries in Europe and Japan, declines in world equity prices, the fragile financial situation especially in emerging markets such as Latin America, and possible further acts of terrorism or war with Iraq. Despite these uncertainties, forecasters such as the IMF, the OECD and most private sector analysts expect Canada to again lead the G7 countries with real growth of approximately 3.5%.

o Employment for 2003 is forecast to grow at about the same pace as in 2002, with the unemployment rate continuing to fall. With consumer inflation anticipated to be near the mid-point of the Bank of Canada's target range, additional interest rate increases may be necessary to constrain future pressures.



                          CANADA ECONOMIC INDICATORS
                          GROWTH RATES, 2001 TO 2003
                       INDICATEURS ECONOMIQUES DU CANADA
                       TAUX DE CROISSANCE DE 2001 a 2003




                                                                              2001         2002        2003[1]
                                                                              ----         ----        ----
                                                                                  (percent change unless
                                                                                  otherwise indicated) /
                                                                                 (ecart en pourcentage, a
                                                                               moins d'indication contraire)

Gross Domestic Product (GDP)/Produit interieur brut (PIB)                    2.7          5.1          4.9
GDP (real)/PIB (reel)                                                        1.5          3.4          3.5
Personal Income/Revenu personnel                                             3.8          3.5          4.3
Corporate Profits Before Taxes/Benefices des societes avant impots          -8.9          2.4          9.0
Employment/Emploi                                                            1.1          2.0          2.1
Unemployment Rate (%)/Taux de chomage (%)                                    7.2          7.8          7.2
CPI/IPC                                                                      2.6          1.9          2.3

-----------
1 Projections/Previsions




                       NEW BRUNSWICK ECONOMIC INDICATORS
                          GROWTH RATES, 1999 TO 2003
                 INDICATEURS ECONOMIQUES DU NOUVEAU-BRUNSWICK
                       TAUX DE CROISSANCE DE 1999 a 2003


                                                                              1999       2000        2001        2002     2003[1]
                                                                              ----       ----        ----        ----     ----
                                                                                  (percent change unless otherwise indicated)
                                                                            (ecart en pourcentage, a moins d'indication contraire)
ECONOMIC ACCOUNTS/COMPTES ECONOMIQUES

Gross Domestic Product (GDP)/Produit interieur brut (PIB)                      7.8        5.3         2.5         2.8      4.1
   Personal Expenditures/Depenses de consommation                              5.6        4.9         3.0         5.5      3.6
   Government Current Expenditures/Depenses publiques courantes                5.8        6.9         5.8        -0.8      3.0
   Capital Formation/Formation de capital                                     28.6        4.7       -17.2         8.9      8.2

GDP (real)/PIB (reel)                                                          6.1        1.4         1.0         1.8      2.8


INCOME/REVENUS

Personal Income/Revenu personnel                                               5.0        4.9         4.0         2.0      4.2
Labour Income/Revenu du travail                                                6.8        6.1         3.9         2.8      5.0
Corporate Profits Before Taxes/
Benefices des societes avant impots                                           33.3        7.4       -16.2        17.1      3.4


POPULATION AND LABOUR MARKET/POPULATION ET MARCHE DU TRAVAIL

Population, Total[2]/Population totale[2]                                     0.3        0.0         0.0         0.1      0.1
Labour Force/Population active                                                1.1        1.6         1.3         2.4      1.5
Employment/Emploi                                                             3.3        1.8         0.0         3.2      2.3
Unemployment Rate(%)/Taux de chomage (%)                                     10.2       10.0        11.2        10.6     10.1
Participation Rate (%)/Taux d'activite (%)                                   61.0       61.6        62.2        63.6     64.1


OTHER/AUTRE

CPI/IPC                                                                       1.6        3.3         1.7         2.8      1.7


--------------
1 Projections/Previsions
2 As of July 1/Au 1er juillet



GDP GROWTH IMPROVES IN 2002


                               [CHART OMITTED]

o Most private sector forecasters have revised upward their estimated real GDP growth in New Brunswick for 2002 due to more favourable economic indicators than previously anticipated. Growth is estimated in the range of 2.1% to 3.7%, with an average of 2.9%.

o With one new major investment project to begin this year, investment intentions are expected to rise 5.4% over 2001, with the increase concentrated in construction. Encouraged by low mortgage rates, households invested quite substantially in residential construction. NB Power received approval to proceed with the $750-million conversion of the Coleson Cove power plant.

o With the slowdown of the world economy, reduced global demand for certain commodities produced in New Brunswick, including refined petroleum products and paper products, led to generally lower prices. This impacted the value of provincial manufacturing shipments and commodity exports. More recently, however, with the prospect of a war in Iraq, oil prices have risen temporarily and are predicted to surge should an armed conflict occur. The current volatility in the political world has led to growing uncertainty and reduced consumer and investor confidence, further delaying increases in economic activity and commodity prices.

o While the performance of the New Brunswick economy is expected to improve from last year, the US economy has dampened the prospects of export-related sectors. While job creation has been strong in the province, most of the growth comes from industries which, in general, have lower productivity and lower wages. As such, the Department of Finance has estimated real GDP growth at 1.8% for 2002.

GDP GROWTH STRONG IN 2003

                               [CHART OMITTED]


o Private sector forecasters are expecting the New Brunswick economy to expand between 2.6% and 3.9%, with an average growth rate of 3.3%. The Department of Finance is forecasting real GDP growth of 2.8%.

o An economic recovery in the world markets will translate into higher global demand for the province's export products, while local demand will be sustained by higher capital investment. Therefore, the New Brunswick economy is expected to show strong growth in 2003, with the goods producing industries outperforming the service industries.

o With the Coleson Cove power plant conversion entering its first full year, capital investment in the province is expected to show robust growth. The twinning of the Trans-Canada Highway between Saint-Leonard and Fredericton has also been targeted to begin in 2003. While residential investment will most likely decline in 2003 as mortgage rates creep up, it will remain at a high level.

o As the economy expands, employment will continue its upward trend in 2003 with solid gains in manufacturing and construction, and supported by steady growth in the service sector. As a result, the unemployment rate is expected to decline.

EXPORTS DECREASE IN VALUE


                               [CHART OMITTED]

o For the January-September 2002 period, foreign exports of commodities from New Brunswick are 5.0% lower in value than during the same period last year. This reflects the weaker demand stemming from the US and, consequently, lower commodity prices, especially for refined petroleum products and paper and allied products.

o Lower exports were reported in four of eight commodity groups, including energy products (-9.4%) and forestry products (-10.7%), the province's two main export commodities. Declining exports of industrial goods (-1.8%) also contributed to the overall drop.

o With higher prices of crude oil expected in the second half of 2002 due to the uncertainty surrounding the geo-political situation in the Middle East, exports of energy products are likely to pick up, yet will not be sufficient to compensate for the decline in the first six months of the year.

o Somewhat offsetting the overall decline are higher exports of agriculture and fishing products (+2.3%) and machinery and equipment (+28.2%).

o Energy products (40.0%), forestry products (26.0%) and agriculture and fishing products (16.9%) represent almost 83% of the province's foreign exports.

o Approximately 89% of the province's foreign exports are destined to the US markets. Japan and the United Kingdom follow with 2.5% and 1.5% respectively.

INFLATION INCREASES

                               [CHART OMITTED]

o The consumer price index (CPI) for New Brunswick increased 2.8% during January-October 2002. This rate was higher than the annual increase of 1.7% in 2001 but still within the Bank of Canada's target range of 1%-3%.

o The provincial rate of inflation is above the national rate, which averaged 1.9% over the same 10-month period.

o Compared to the first 10 months of 2001, consumer prices in the province rose in seven of the eight major components of the CPI. Alcoholic beverages and tobacco products exerted the strongest upward pressure, with growth of more than 17%. This rise can be attributed largely to federal and provincial tobacco tax increases. Food and transportation were also above the provincial increase. The only component to report a decline was clothing and footwear (-1.7%).

o In 2003, the increase in New Brunswick's CPI is expected to be approximately 2%, comparable to the national average.

RETAIL TRADE GROWTH HIGHER

                               [CHART OMITTED]

o Growth in New Brunswick's retail trade was stronger in 2002, increasing by 4.2% for the first nine months of the year. The retail trade sector represents more than 6% of provincial GDP and wholesale trade makes up another 5%.

o Twelve of the 15 published store types in New Brunswick recorded positive sales growth. The strongest increases were in drugs and patent medicine stores, men's clothing stores, motor vehicle and recreational vehicle dealers and automotive parts, accessories and services stores. There were declines in sales for gasoline service stations, shoe stores and household furnishings stores.

o New motor vehicle sales turned around in 2002 after declining the last two years. For January-September 2002, the value of new vehicle sales increased 13.0% while the number of new vehicles sold was up 9.9%.

o Wholesale trade declined 3.3% during January-September 2002 following eight years of continuous growth.

o Developments for 2002 include Irving Big Stop, Pier 1 Imports, Value Village, Wal-Mart and Zellers. These developments are mainly concentrated in the Moncton and Fredericton areas.

WAGES AND SALARIES GROWTH CONTINUES

                               [CHART OMITTED]

o For the first three quarters of 2002, New Brunswick wages and salaries rose 3.3%. Changes in earnings, as well as employment, contribute to wages and salaries growth.

o Growth was higher for the service sector (+4.5%) than the goods producing sector (+0.6%) for the province.

o Thirteen of the 15 major industry categories reported increases, with strong growth in information and cultural industries (+10.9%), agriculture, forestry, fishing and hunting (+9.7%), provincial public administration (+8.3%) and finance, real estate and company management (+7.0%). Declines were registered in mining and oil and gas extraction (-17.7%) and utilities (-3.6%).

o More than 60% of wages and salaries are captured in the categories of professional and personal services industries (14.4%), trade (12.8%), manufacturing (12.7%), public administration (11.2%) and health care and social assistance (10.1%).

o For January-September 2002, average weekly earnings ranged from $269.48 in accommodation and food services, to $491.54 in trade, to $561.27 in health care and social assistance, to $701.18 in manufacturing, to $743.11 in public administration, to $833.55 in professional, scientific and technical services. Overall average weekly earnings were $601.52, up 2.0% from 2001, and representing 89.0% of the national average of $675.92.

EMPLOYMENT GROWTH ROBUST

                               [CHART OMITTED]

o For the first 10 months of 2002, employment in New Brunswick increased at a strong pace (+3.2%), with gains totalling almost 11,000 to reach a record high. This followed annual levels of 334,400 in both 2000 and 2001. Gains were recognized in all provinces, with Quebec and New Brunswick posting the highest rates of growth. Nationally, the number of employed increased 2.0%.

o Total provincial employment for January-October 2002 increased for both males and females, up 1.9% and 4.8% respectively. Full-time employment, which accounts for 84% of all jobs in New Brunswick, rose by 6,500 (+2.3%), while the number of workers employed part-time grew by 4,300 (+8.8%).

o Employment advanced for all age groups except those 20-24 years of age. This group of working youths fell slightly from the same period a year ago.

o New Brunswick's participation rate continued to trend upward, averaging 63.6% over the first 10 months of 2002. Nationally, the average stood at 66.9%.

o Employment is projected to increase in 2003.

SERVICE SECTOR EMPLOYMENT JUMPS

                               [CHART OMITTED]

o Job growth in New Brunswick for January-October 2002 was concentrated in the service sector, with employment increasing by 12,100. The goods producing sector continued to suffer job losses, with employment declining by 1,300.

o Employment increases for the first 10 months of 2002 were registered in eight of the 11 service industries, led by management, administrative and other support (+4,100). Other services, health care and social assistance, and accommodation and food services, each averaged gains of 2,000 or more. Finance, insurance, real estate and leasing, and transportation and warehousing were up 1,900 and 1,500 respectively. Of the five remaining industries, two had employment increases under 1,000, and three posted employment declines: trade (-2,200), educational services (-1,500) and public administration (-100).

o Employment rose in three of the five goods producing industries. Manufacturing displayed the largest gain (+600) while employment was up slightly in both construction and utilities. Job losses were suffered in agriculture (-1,500) and natural resources (-600).

o Over the January-October period, the service sector employed 265,300 people and the goods producing sector 80,300.

UNEMPLOYMENT RATE FALLS

                               [CHART OMITTED]

o Employment growth outpaced labour force growth for the first 10 months of 2002. As a result, New Brunswick's unemployment rate fell to 10.6%, lower than the 2001 annual average of 11.2%. Canada's unemployment rate averaged 7.8% over the same period in 2002.

o The provincial unemployment level trended down, averaging 40,600 over the 10-month period. This represents a decrease of 1,900 or 4.5% when compared to the same time frame in 2001. Nationally, the unemployment level rose 11.1%.

o Unemployment rates for both males and females declined in 2002. Males, who comprise roughly 62% of the unemployed in New Brunswick, saw their unemployment rate decrease to 12.4%, while females had their unemployment rate fall below 9%.

o Unemployment rates were down for all age groups, with 15- to 19-year-old teenagers experiencing the largest decline.

o The unemployment rate in 2003 is forecast to continue its decline and close in on 10%.

EMPLOYMENT GROWTH IN FOUR REGIONS

                               [CHART OMITTED]

o During January-October 2002, the Campbellton-Miramichi region was the only area in the province to experience a decline in employment compared to the same period last year, down 1,500. The remaining four regions posted increases ranging from 1,900 in Fredericton-Oromocto to 4,200 in Moncton-Richibucto.

o These same four regions saw improvement in their unemployment rates, which ranged from 8.9% in Fredericton-Oromocto to 9.6% in Edmundston-Woodstock. The historically high unemployment rate for the Campbellton-Miramichi area averaged 16.8%, slightly above the previous year's rate.

o With a decline in the working age population and a shrinking labour force, Campbellton-Miramichi was the sole area to report deterioration in its participation rate. This area continues to maintain the lowest rate among the regions, averaging 56.0% in 2002. Higher participation rates were observed in the remaining four regions, ranging from 63.7% in Edmundston-Woodstock to 67.5% in Moncton-Richibucto.

POPULATION GROWTH POSITIVE

                               [CHART OMITTED]

o As of July 1, 2002, the provincial population was estimated at 756,652, a 0.1% rise from July 1, 2001. This rate was slightly above results in each of the two preceding years, but still lagged far behind the national rate of 1.0%.

o New Brunswick's growth in 2001-02, estimated at 699, was mainly the result of a lower net outflow to other provinces. Interprovincial migration for this period showed that people leaving New Brunswick for other parts of Canada exceeded those coming to the province by 871. In the previous year (2000-01), net interprovincial migration was estimated at -1,530.

o This net interprovincial loss was essentially offset by net international migration. With 762 immigrants coming to New Brunswick and an increase in the number of net non-permanent residents, net international migration posted a second consecutive year of positive growth (+818).

o The natural increase fell to its lowest level ever (below 800) with 115 fewer births and 182 more deaths in the province than the previous year. The number of births dropped to 7,179, while the number of deaths rose to 6,427.

o In 2003, population growth in New Brunswick is expected to be similar to that of 2002.

o These estimates are based on the 1996 Census counts adjusted for net undercoverage. Updated population estimates taking into account the 2001 Census results and net undercoverage will be available in September 2003.

POPULATION IS OLDER

                               [CHART OMITTED]

o The median age of New Brunswick's population reached 38.5 years in 2002, a complete year older than the national result.

o Younger age groups continue to exhibit a declining portion of the population, falling to 17.3% for children 0-14 years and 13.4% for youth aged 15-24 years. The concentration of young adults (those 25-34 years) has also decreased, from 17.0% a decade ago to 13.9% today.

o Persons aged 35-49 years, containing the youngest baby boomers, represented 24.5% of the total population.

o The fastest growing age group is persons aged 50-64 years; its share increased to 17.7% in 2002. The oldest baby boomers, who are in their fifties, are impacting the growth of the pre-seniors group.

o The proportion of seniors continues to grow, with young seniors (65-79 years) comprising 9.6% of the total population and older seniors (80 years and over) making up 3.6%.

CAPITAL INVESTMENT REMAINS HIGH

                               [CHART OMITTED]

o New Brunswick capital investment intentions for 2002 are $3.4 billion, a 5.4% increase over 2001, with increases in both the private (+3.0%) and public (+12.9%) sectors. Private sector investment represents more than 75% of the total. The 2002 total is the third highest on record.

o The increase stems mostly from construction activity, as both public and private construction investment intentions are up 15.7% and 15.8% respectively. Both residential and non-residential private investments show strong growth for 2002. Investment of machinery and equipment (M&E), however, is 6.8% below last year's level, with the decrease due to the private sector (-9.0%), as public M&E investment is up 5.9%.

o Two major construction projects were announced in 2002. The federal and New Brunswick governments announced the twinning of the Trans-Canada Highway between Fredericton and Saint-Leonard (130 kilometres). The $400-million project will be done over five years. NB Power announced plans to convert the Coleson Cove power plant to Orimulsion(R) at a cost of $750 million over three years.

o According to Canada Mortgage and Housing Corporation, housing starts were 2,487 for the first three quarters of 2002, a 0.3% increase over last year.

o    Construction industries represent over 5% of total GDP for New Brunswick.

o For 2003, capital investment in New Brunswick is expected to continue to increase its contribution to GDP.

MANUFACTURING SHIPMENTS DECLINE

                               [CHART OMITTED]


o After the first nine months of 2002, the value of New Brunswick manufacturing shipments fell 0.6% from 2001. Lower shipments from the paper industry (-0.3%) and the residual component2 (-4.4%) were offset by strong growth in the food (+8.0%) and wood (+7.4%) industries. Canadian shipments increased 0.6%.

o Employment in the manufacturing sector averaged 39,900 in the January-October 2002 period, a 1.5% increase over 2001. The manufacturing sector represents roughly 15% of provincial GDP.

o Shipments for the food processing industry were stronger in 2002 despite the nine-month shutdown of Nadeau Farms in Saint-Francois-de-Madawaska, the province's main poultry processing operation. The plant, which was rebuilt after being destroyed by a fire, started production again in November. The good performance of the wood industry in the first half is unlikely to continue as many lumber producers took advantage of a duty-free window to ship their products south of the border.

o Shipments of paper manufacturing dropped considerably as prices seemed to hit a low in the second quarter of 2002. A recovery is not expected until the second half of 2003. Similarly, crude oil prices fell in the first half of 2002 thereby reducing refined petroleum products shipments, an important part of the residual component.

o With higher demand from increased economic activity in the US and Europe anticipated in 2003 and subsequently higher commodity prices, manufacturing shipments are expected to rebound and show solid growth next year.




2 The residual component comprises diverse small plants as well as large producers such as the Irving Oil refinery and Brunswick Mining and Smelting.

WOOD PRODUCTS TURNAROUND

                               [CHART OMITTED]

o Manufacturing shipments of New Brunswick wood products showed solid growth of 7.4% in the first nine months of 2002. With lumber prices stumbling to a multi-year low in the first quarter of 2001, the performance in the first half of this year was mostly price-related. Production of sawn lumber in January-September 2002 increased 0.7%. Wood product industries represent about 3% of provincial GDP.

o Residential construction activity remained strong in North America as banks kept mortgage rates near record lows and the collapse of the stock market forced individuals to more viable investment alternatives. Demand for wood products was healthy as shown by high housing starts in Canada and the US (+27.0% and +5.4% respectively, for the January-September period).

o The ongoing softwood lumber dispute between Canada and the US carried over to New Brunswick with the imposition of the anti-dumping duty of 8.4%, down from the preliminary 12.6% figure. Canadian companies outside the Maritimes were also hit by a countervailing duty of 18.8% on softwood lumber exports to the US.

o Despite the duties, North American prices have not followed suit as British Columbia manufacturers increased production to reduce unit costs, and a dramatic increase in overseas imports to the US market compensated for lower Canadian exports. Canadian producers also took advantage of a six-week, duty-free window to the US. Prices for SPF grade lumber dropped 23% since the imposition of softwood lumber duties in May.

o Negotiations over the softwood lumber dispute have resumed with some key issues yet to be decided. Short- and medium-term prospects for the New Brunswick wood industry depend mostly on a resolution of the dispute.

PAPER PRODUCTS REMAIN SLUGGISH

                               [CHART OMITTED]

o For the January-September 2002 period, paper manufacturing shipments dropped 0.3%. Part of the decline can be attributed to lower prices, which dropped sharply in the second half of 2001 to stabilize in the second quarter of 2002. Paper manufacturing represents more than 4% of New Brunswick's GDP.

o With deteriorating North American and overseas market conditions in 2001, prices dropped by approximately 30% within a 12-month span. Production curtailment and shutdowns continued throughout North America in an attempt to reduce global inventories and keep prices from slipping any further.

o While newsprint demand has recently improved, it remains down on a year-to-date basis compared to last year. A gradual price increase is set for the second half of 2002, although many doubt its full implementation will effectively occur within the allocated time frame.

o With the US economy slowly getting out of the doldrums, a more robust recovery in paper manufacturing is unlikely until consumer confidence gains more strength and demand for newspaper and magazine advertisements increases. Any sustainable increase would require an overall economic recovery.

MINING PRODUCTION FACING CHALLENGES


                               [CHART OMITTED]


o New Brunswick is a major Canadian producer of copper, lead, zinc, silver, potash, salt, limestone, silica and peat. Mineral production in 2001 totalled $789.2 million, and the industry employed about 3,200 people. The mining and oil and gas extraction industry represents about 2% of the provincial GDP.

o With slowing world economic growth serving to depress global prices and demand for most mineral commodities, exports of mineral products have declined so far in 2002.

o In 2001, exploration in the metallic and industrial minerals sector was $9.4 million, and $25 million in natural gas and other hydrocarbons. Exploration is expected to be lower in 2002, although EOG Resources Canada Inc. spent $14 million on gas exploration and Potash Corporation of Saskatchewan is studying the extent of a significant new potash discovery. Gas wells near Sussex will come on stream in early 2003 - the first time gas has been commercially produced in New Brunswick in 90 years.

o The Province continues to explore ways to improve and expand the viability of the mining industry.

UTILITIES TACKLE NEW ENVIRONMENT

                               [CHART OMITTED]

o For the first nine months of 2002, total electric power generation in the province decreased by 14.2%, while total provincial usage fell 2.2%. National electric power generation increased 2.0%. Utilities industries (electric power, natural gas and water) represent just under 4% of New Brunswick's GDP.

o NB Power began the refurbishment of the Coleson Cove generating station in November following environmental approval. The $750-million, three-year project involves environmental upgrades, fuel conversion to Orimulsion(R) and an extension of the station's operating life to 2030. A final decision on the refurbishment of the Point Lepreau generating station is pending. Meanwhile, the Government is soliciting third-party investment in these two development projects, and NB Power continues with activities to build additional interconnection capacity with Maine.

o In April 2003, large industrial and wholesale customers in New Brunswick will have the option of selecting alternative electricity generation providers. To facilitate this market opening, NB Power has filed an open access transmission tariff with the Public Utilities Board.

o Enbridge Gas New Brunswick continued developing the natural gas distribution system in the province. Five marketer firms are serving the Saint John, Moncton, Fredericton and St. George areas with emphasis on the large industrial and commercial customers. By the end of the year, close to 1,650 New Brunswick customers will be using natural gas, up from 400 in 2001. Next year, natural gas will be available in St. Stephen, followed by Blacks Harbour in 2004 and Sackville in 2005.

TECHNOLOGY AND COMMUNICATION STRENGTHEN

                               [CHART OMITTED]

o Employment in technology and communication averaged 47,000 in January-October 2002 with growth above the provincial average at 13.7%. This group accounts for more than 9% of New Brunswick's GDP.

o Some 95 customer contact centres employ about 16,000 people in the province. New jobs came from several companies and many announced plans for future expansion over the next few years. Included are Asurion, Canjet, Cendant, Connect North America, Fairmount Hotels and Resorts, IBM, Imperial Oil, Marriott, Moneris Solutions, RMH International, Rogers Communications, the Spiegel Group and Virtual-Agent Services.

o Construction of the $25.5-million NRC Institute for Information Technology - e-Business was completed in 2002. The institute will build research and working relationships with companies, universities and other partners across the province.

o Aliant spent almost $10 million in 2002 to expand its digital cellular service, including corridors along many of the main highways. Another $4 million was invested in broadband network upgrades; Aliant provides broadband access to 60% of New Brunswick homes.

o Rogers Cable continued to expand access to high-speed Internet in the province's major urban areas, ranging from 60% completion in Saint John and Fredericton to 80% in Moncton. Service to Bathurst, Miramichi and Edmundston is planned for 2003.

o New Brunswick's film industry is approaching revenues of $50 million this year.

TRANSPORTATION EMPLOYMENT STRONG

                               [CHART OMITTED]

o Employment in the New Brunswick transportation sector in 2002 is showing improvement, averaging 20,400 in the first 10 months. The sector accounts for about 6% of total GDP.

o While total tonnage at the port of Saint John was down 1.7% at 19.4 million tonnes for January-October 2002, there was a 7.8% increase in outgoing cargo. The port received 40 cruise ships and approximately 80,000 passengers. The five-year, $14-million capital works and major maintenance program entered its second year.

o In the first 10 months of 2002, the port of Belledune handled 1.9 million tonnes, a decrease of 5.2% over 2001. Capital investment worth $1.4 million was carried out in 2002 and projects valued at another $3 million are planned for 2003.

o The Greater Moncton Airport opened its new $18-million air terminal building in late 2002. The airport was also given international status.

o The $10-million runway extension at the Greater Fredericton Airport was completed. Two other projects, worth a combined $3.2 million, were also started in late 2002: expansion of the arrivals and customs area and parking apron.

o The Saint John Airport Authority completed a $3-million upgrade and expansion project that will allow the facility to meet international airport standards and properly serve discount and charter carriers.

RECORD TOURISM REVENUES

                               [CHART OMITTED]

o In 2002, tourism revenues are forecast to reach an all-time high of $985 million, well up from last year's $900 million and surpassing the previous high of $920 million. The year was highlighted by across-the-board increases in visitation from all market areas and a significant upswing in business throughout all industry sectors and across all regions of the province.

o In the first nine months of 2002, New Brunswick receipts of restaurants, caterers and taverns increased 0.8%, compared to the national increase of 2.5%.

o In the accommodation sector, the provincial occupancy rate hit a near-capacity level of at least 80% in July and August. With the accommodation capacity at an all-time high of 10,900 rooms available, more rooms were sold than at any other time in the province's history.

o Growth in employment and average weekly earnings for the accommodation and food services sector were each above the provincial average. Employment increased 8.0% to 26,400 in January-October 2002 (representing 7.6% of total employment) and average weekly earnings grew 4.9% compared to the first nine months of 2001.

o The accommodation and food services sector represents almost 3% of the provincial GDP, above each of the four primary sectors.

FARM CASH RECEIPTS INCREASE

                               [CHART OMITTED]

o In the first three quarters of 2002, farm cash receipts in New Brunswick were up 5.8%. The increase came mostly from crop receipts, which rose 23.8%, while livestock receipts declined 8.6%. Potato receipts, which constitute over 50% of total crop receipts, registered strong growth with a 26.2% increase. Lower receipts for hogs, poultry and cattle and calves affected the livestock component.

o New Brunswick exported fish and fish products worth $558.4 million in the first eight months of 2002, at par with the 2001 level.

o For 2001, overall commercial landings declined 1.0% in value to $175.2 million, as decreases in queen crab and scallop were enough to offset increases in lobster, shrimp, herring and cod. Volume-wise, overall landings remained at the 2000 level of 121.6 thousand metric tonnes, with lower catches of herring and queen crab being compensated by higher landings of lobster, shrimp and marine plants.

o With significantly lower prices for farmed salmon, the sales of New Brunswick aquaculture products dropped 1.0% to $279.1 million in 2001, following a decade of steady growth. New Brunswick sales account for 41.3% of the Canadian total, not far behind first-ranked British Columbia. Some of the province's Atlantic salmon aquaculture operations still reported problems with the infectious salmon anemia virus in 2001.

o Agriculture, forestry, fishing and hunting industries represent 4% of the province's GDP. Food producing industries represent 17% of all provincial manufacturing shipments.